Exhibit 99.1

ReNew Power Announces Results for the First

Quarter of Fiscal Year 2023 (Q1 FY23), ended

June 30, 2022

August 18, 2022: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), India’s leading renewable energy company in terms of total commissioned capacity, today announced its consolidated results for Q1 FY23 ended June 30, 2022.

Operating Highlights:

•
As of June 30, 2022, the Company’s portfolio consisted of 12.9 GWs, a 30.3% increase year on year, of which 7.6 GWs are commissioned and 5.3 GWs are committed. Subsequent to the end of the quarter, the Company signed an additional ~0.3 GWs of PPAs bringing the Company’s total portfolio to 13.2 GWs currently.
•
Total Income (or total revenue) for Q1 FY23 was INR 25,007 million (US$ 316 million), an increase of 48.8% over Q1 FY22.
•
Adjusted EBITDA(2) for Q1 FY23 was INR 20,157 million (US$ 255 million), an increase of 49.7% over Q1 FY22.
•
Net loss for Q1 FY23 was INR 104 million (US$ 1 million) compared to a net profit of INR 425 million (US$ 5 million) for Q1 FY22. The net loss includes a one-time expense for debt premium and the impact of a reclassification of a hedge loss from the Balance Sheet of INR 2,531 million (US$ 32 million) for the refinancing of USD bonds with lower cost rupee debt.
•
Cash Flow to equity(2) (“CFe”) for Q1 FY23 was INR 14,562 million (US$ 184 million), an increase of 104.0% over Q1 FY22.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 79.02 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of June 30, 2022, our total portfolio consisted of 12,925 MWs and commissioned capacity was 7,624 MWs of which 3,817 MWs were wind, 3,708 MWs were solar and 99 MWs were hydro. We commissioned 37 MWs of wind assets and 20 MWs of solar assets during Q1 FY23. Subsequent to the end of the quarter, the Company signed an additional 226 MWs of PPAs bringing the Company’s total portfolio to 13,151 MWs as of date.

Electricity Sold

Total electricity sold in Q1 FY23 was 5,185 million kWh, an increase of 1,632 million kWh or 45.9%, over Q1 FY22.

Electricity sold in Q1 FY23 from wind assets was 2,889 million kWh, an increase of 479 million kWh or 19.9%, over Q1 FY22. Electricity sold in Q1 FY23 from solar assets was 2,183 million kWh, an increase of 1,040 million kWh or 90.9%, over Q1 FY22. Electricity sold in Q1 FY23 for hydro assets was 113 million kWh. The hydro assets were acquired in August 2021.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q1 FY23 for wind assets was 34.8%, compared to 30.8%, for Q1 FY22 due to an improvement in wind resource. The PLF for Q1 FY23 for solar assets was 27.2% compared to 24.8% for Q1 FY22.

Total Income

Total Income for Q1 FY23 was INR 25,007 million (US$ 316 million), an increase of 48.8% over Q1 FY22. The increase in total income was primarily due to an increase in operating capacity, higher PLF’s and better realization. Total income includes finance income and fair value change in derivative instruments of INR 600 million (US$ 8 million) and change in the fair value of warrants of INR 1,059 million (US$ 13 million) for Q1 FY23.

Employee Benefit Expenses

Employee benefit expenses for Q1 FY23 was INR 1,091 million (US$ 14 million), an increase of 83.8% over Q1 FY22. The increase was primarily due to a INR 515 million (US$ 7 million) expense for Q1 FY23 with regard to listing related share-based payment expenses and a planned increase in employee headcount across our businesses.

Other Expenses

Other Expenses, which includes Operating & Maintenance (O&M) as well as General & Administrative (G&A), for Q1 FY23 was INR 2,615 million (US$ 33 million), an increase of 24.5% over Q1 FY22. The increase was in line with the increase in operating capacity.

Finance Costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments for Q1 FY23 was INR 16,195 million (US$ 205 million), an increase of 74.4% over Q1 FY22. The increase in finance costs was primarily due to higher borrowing in line with an increase in capacity, non-cash mark to market adjustments, and a one-time debt premium expense and reclassification of a hedge loss from the Balance Sheet of INR 2,531 million (US$ 32 million) for the refinancing of USD bonds with lower cost rupee debt.

Net Profit/ Loss

Net loss for Q1 FY23 was INR 104 million (US$ 1 million) compared to a net profit of INR 425 million (US$ 5 million) for Q1 FY22. The net loss includes a one-time expense for debt premium and the impact of a reclassification of a hedge loss from the Balance Sheet of INR 2,531 million (US$ 32 million) for the refinancing of USD bonds with lower cost rupee debt.

Adjusted EBITDA (2)

Adjusted EBITDA (Non-IFRS) Q1 FY23 was INR 20,157 million (US$ 255 million), an increase of 49.7% over Q1 FY22.

FY 23 Guidance

The Company is reiterating its Adjusted EBITDA, Adjusted EBITDA per share, Cash Flow to equity and Cash Flow to equity per share guidance for FY23 :

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to Equity	Cash Flow to equity/share
FY23	INR 66,000 – INR 69,000 million	INR 156 - INR 163	INR 21,000 – INR 22,700 million	INR 50 - INR 54

Cash Flow

Cash flow generated from operating activities for Q1 FY23 was INR 7,567 million (US$ 96 million), compared to INR 6,630 million (US$ 84 million) for Q1 FY22. The increase was primarily on account of higher total income partially offset by an increase in working capital and tax paid.

Cash used in investing activities for Q1 FY23 was INR 13,708 million (US$ 173 million), compared to INR 27,686 million (US$ 350 million) for Q1 FY22, primarily due to capital expenditures for capacity additions partially offset by redemption of bank deposits.

Cash generated from financing activities for Q1 FY23 was INR 2,547 million (US$ 32 million), compared to cash generated from financing activities of INR 6,908 million (US$ 87 million) in Q1 FY22, primarily due to higher proceeds from borrowings (net off repayment) and shares and compulsory convertible debentures.

Capital Expenditure

During Q1 FY23, we commissioned 57 MWs of projects for which our capex was INR 3,560 million (US$ 45 million) which was broadly in line with the initially estimated cost.

Liquidity Position

As of June 30, 2022, we had INR 66,836 million (US$ 846 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 24,832 million (US$ 314 million) as per the cash flow statement and INR 42,004 million (US$ 532 million) as bank balances other than cash and cash equivalents.

Debt

Gross debt on June 30, 2022 was INR 455,325 million (US$ 5,762 million).

Receivables

Total receivables, as on June 30, 2022, was INR 53,989 million (US$ 683 million) of which INR 6,971 million (US$ 88 million) was unbilled and others. The day sales outstanding improved by 30 days year on year. Andhra Pradesh Discom (Distribution Companies being our customers) had total receivables of INR 20,489 million (US$ 259 million) which we expect to recover fully over time.

Other updates

Update on receivables from Andhra Pradesh (AP) Discom

In line with the implementation of Electricity (Late Payment Surcharge and Related Matters) Rules, 2022 by Government of India, the Company has started receiving payments on the outstanding receivables from the AP Discom in 12 equal monthly instalments in August 2022.

Financing for the Round The Clock (RTC) project

The Company has tied up with 12 international lenders, led by Rabobank, for the largest External Commercial Borrowings (ECB) project finance loan in the country’s renewable sector, for any single project. As the Company continues to rapidly build its total portfolio, this US$ 1-billion loan, signed through a Special Purpose Vehicle, will be deployed for its hybrid Round-the-Clock (RTC) battery-enabled project. The interest rate, after hedging, is expected to be lower than the Company’s current average cost of debt on its balance sheet. The Company has signed a PPA with the Solar Energy Corporation of India (SECI) for this project, which will see wind and solar farms set up across Karnataka, Rajasthan, and Maharashtra states.

Change in Representation of Investor Nominee Director by Canada Pension Plan Investment Board

On Aug 12, 2022, the Board of Directors of ReNew Energy Global PLC, pursuant to the request received from Canada Pension Plan Investment Board (“CPP Investments”), approved the change in representation of its Investor Nominee Director by appointment of Ms. Kavita Saha w.e.f. Aug 10, 2022, in place of Mr. Anuj Girotra, who has notified the Company of his decision to step down from the Board w.e.f. Aug 10, 2022. His decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Kavita Saha, Managing Director, Infrastructure, India, is responsible for CPP Investments’ Infrastructure and Sustainable Energies investments in India and is based out of the Mumbai office. The Infrastructure & Sustainable Energies team focuses on evaluation and management of investments in core infrastructure and energy sectors such as transportation, renewable energy generation and utilities.

Prior to joining CPP Investments in 2018, Kavita was at JP Morgan Asian Infrastructure and Related Resources Opportunity Fund (“AIRRO”), with total assets under management of over USD 1 billion. As co-head of the India team, Kavita was responsible for originating and managing Indian investments for AIRRO in sectors such as roads, renewable and conventional power and healthcare infrastructure. She has earlier worked with Barclays Capital, IL&FS and IDBI, where she was responsible for evaluation, financial structuring and arranging debt and equity finance for projects. Kavita holds an MBA and BSc Physics (Hons) from University of Delhi, India and is a CFA.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Total income (or total revenue) less (a) finance income and fair value change in derivative, (b) change in fair value of warrants (c) raw materials and consumables used, (d) employee benefits expense, (e) other expenses, plus (f) share based payment expense and others related to listing. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EDT (6:00 PM IST) on August 19, 2022. The conference call can be accessed live at https://edge.media-server.com/mmc/p/qb3qf6a7 or by phone (toll-free) by dialing:

US / Canada: (+1) 855 881 1339

UK: (+44) 0800 051 8245

India: (+91) 0008 0010 08443

Singapore: (+65) 800 101 2785

Japan: (+81) 005 3116 1281

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renewpower.in/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 79.02 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.
(2)
This is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.
(3)
The previous period numbers have been regrouped/reclassified to match the current year grouping/classification.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew Power and its subsidiaries.

ReNew is one of the largest renewable energy Independent Power Producers in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects hydro projects and distributed solar energy projects. As of August 18, 2022, ReNew had a gross total portfolio of ~13.2 GWs of renewable energy projects across India including commissioned and committed projects. For more information, please visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

Press Enquiries

Kamil Zaheer

kamil.zaheer@renewpower.in

+ 91 9811538880

Shilpa Narani
shilpa.narani@renewpower.in
+ 91 9999384233

Investor Enquiries

Nathan Judge

Anunay Shahi

Subhadip Mitra

ir@renewpower.in

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at June 30,
	2022	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	437,593	440,603	5,576
Intangible assets	39,724	39,375	498
Right of use assets	7,495	7,884	100
Financial assets
Trade receivables	1,006	1,006	13
Loans	164	126	2
Others	3,254	2,695	34
Deferred tax assets (net)	1,062	1,410	18
Prepayments	875	835	11
Non-current tax assets (net)	4,877	5,086	64
Other non-current assets	10,081	21,531	272
Total non-current assets	506,131	520,551	6,588
Current assets
Inventories	815	817	10
Financial assets
Derivative instruments	3,593	3,641	46
Trade receivables	44,819	52,983	670
Cash and cash equivalents	28,379	24,832	314
Bank balances other than cash and cash equivalents	50,741	41,227	522
Loans	623	678	9
Others	2,178	2,655	34
Prepayments	970	674	9
Other current assets	3,001	6,482	82
	135,119	133,989	1,696
Assets held for sale	93	93	1
Total current assets	135,212	134,082	1,697
Total assets	641,343	654,633	8,284
Equity and liabilities
Equity
Issued capital	4,808	4,808	61
Share premium	154,051	154,072	1,950
Hedge reserve	(1,328)	(1,440)	(18)
Share based payment reserve	3,444	4,011	51
Retained losses	(38,420)	(38,013)	(481)
Other components of equity	(4,116)	(4,180)	(53)
Equity attributable to equity holders of the parent	118,439	119,258	1,509
Non-controlling interests	7,934	9,632	122
Total equity	126,373	128,890	1,631
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	373,729	370,146	4,684
Lease liabilities	2,999	3,324	42
Liability for put options with non-controlling interest	8,636	7,263	92
Others	2,087	2,153	27
Deferred government grant	214	211	3
Employee benefit liabilities	169	191	2
Provisions	13,384	13,720	174
Deferred tax liabilities (net)	12,468	14,078	178
Other non-current liabilities	5	—	—
Total non-current liabilities	413,691	411,086	5,202

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at June 30,
	2022	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	14,485	28,587	362
Lease liabilities	455	444	6
Trade payables	5,609	5,285	67
Liability for put options with non-controlling interests	910	947	12
Derivative instruments	4,209	2,326	29
Others (includes current maturities of long term interest-bearing loans and borrowings)	71,636	72,745	921
Deferred government grant	11	11	0
Employee benefit liabilities	179	232	3
Other current liabilities	3,281	3,368	43
Current tax liabilities (net)	504	712	9
	101,279	114,657	1,451
Liabilities directly associated with the assets held for sale	—	—	—
Total current liabilities	101,279	114,657	1,451
Total liabilities	514,970	525,743	6,653
Total equity and liabilities	641,343	654,633	8,284

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended June 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Income
Revenue	15,517	22,174	281
Other operating income	25	254	3
Finance income and fair value change in derivative instruments	464	600	8
Other income	801	920	12
Change in fair value of warrants	—	1,059	13
Total income	16,807	25,007	316
Expenses
Raw materials and consumables used	183	—	—
Employee benefits expense	593	1,091	14
Depreciation and amortisation	3,161	3,829	48
Other expenses	2,100	2,615	33
Finance costs and fair value change in derivative instruments	9,285	16,195	205
Total expenses	15,322	23,730	300
Profit before tax	1,485	1,277	16
Income tax expense
Current tax	373	359	5
Deferred tax	687	1,022	13
Profit / (loss) for the period	425	(104)	(1)
Weighted average number of equity shares in calculating basic and diluted EPS	401,122,836	398,076,011	398,076,011
Earnings / (loss) per share
Basic and Diluted loss attributable to ordinary equity holders of the Parent (in INR and USD)	1.01	(0.26)	(0.00)

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended June 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	1,485	1,277	16
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	9,167	16,047	203
Depreciation and amortisation	3,161	3,829	48
Change in fair value of warrants	—	(1,059)	(13)
Provision for operation and maintenance equalisation	23	(89)	(1)
Share based payments	263	515	7
Interest income	(425)	(539)	(7)
Others	42	(68)	(1)
Working capital adjustments:
Increase in trade receivables	(7,593)	(8,381)	(106)
Increase in inventories	(62)	(95)	(1)
Increase in other current financial assets	(656)	(542)	(7)
Decrease in other non-current financial assets	25	41	1
Decrease / (increase) in other current assets	156	(3,164)	(40)
Increase in other non-current assets	(275)	(18)	(0)
Decrease in prepayments	153	336	4
(Decrease) / increase in other current financial liabilities	(47)	10	0
(Decrease) / increase in other current liabilities	(1,508)	86	1
Decrease in other non-current liabilities	(11)	(5)	(0)
Increase in contract liabilities	32	—	—
Increase / (decrease) in trade payables	2,351	(324)	(4)
Increase in employee benefit liabilities	316	71	1
Cash generated from operations	6,597	7,928	100
Income tax refund / (paid)	33	(361)	(5)
Net cash generated from operating activities (a)	6,630	7,567	96
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(20,172)	(24,243)	(307)
Sale of property, plant and equipment	2	7	0
(Investments) / redemption in deposits having residual maturity more than 3 months (net)	(7,780)	10,054	127
Deferred consideration received during the period	—	19	0
Acquisition of subsidiaries, net of cash acquired	—	(90)	(1)
Government grant received	40	—	—
Proceeds from interest received	224	545	7
Net cash used in investing activities (b)	(27,686)	(13,708)	(173)
Cash flows from financing activities
Shares pending cancellation	—	(1,173)	(15)
Shares issued during the period	—	14	0
Payment for acquisition of interest from non-controlling interest	—	(19)	(0)
Payment of lease liabilities (including payment of interest expense)	(53)	(80)	(1)
Proceeds from shares and compulsory convertible debentures issued by subsidiaries	—	1,629	21
Proceeds from compulsory convertible preference shares	398	—	—
Proceeds from long term interest-bearing loans and borrowings	54,866	45,195	572
Repayment of long term interest-bearing loans and borrowings	(52,913)	(52,334)	(662)
Proceeds from short term interest-bearing loans and borrowings	24,292	30,681	388
Repayment of short term interest-bearing loans and borrowings	(13,610)	(16,806)	(213)
Interest paid (including settlement gain / loss on derivative instruments)	(6,072)	(4,560)	(58)
Net cash generated from financing activities (c)	6,908	2,547	32
Net decrease in cash and cash equivalents (a) + (b) + (c)	(14,148)	(3,594)	(45)
Cash and cash equivalents at the beginning of the period	20,679	28,379	359
Effects of exchange rate changes on cash and cash equivalents	—	47	1
Cash and cash equivalents at the end of the period	6,531	24,832	314
Components of cash and cash equivalents
Cash and cheque on hand	0	1	0
Balances with banks:
- On current accounts	5,642	16,723	212
- Deposits with original maturity of less than 3 months	889	8,108	103
Total cash and cash equivalents	6,531	24,832	314

RENEW ENERGY GLOBAL PLC

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Total Income to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Total income	16,807	25,007	316
Less: Finance income and fair value change in derivative instruments	(464)	(600)	(8)
Less: Change in fair value of warrants	-	(1,059)	(13)
Less: Raw materials and consumables used	(183)	-	-
Less: Employee benefits expense	(593)	(1,091)	(14)
Less: Other expenses	(2,100)	(2,615)	(33)
Add: Share based payment expense and others related to listing	-	515	7
Adjusted EBITDA	13,467	20,157	255

CASH FLOWS TO EQUITY (CFe):

	For the three months ended June 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Adjusted EBITDA	13,467	20,157	255
Add: Finance income and fair value change in derivative instruments	464	600	8
Less: Interest paid in cash	(6,072)	(4,560)	(58)
Less: Tax refund / (paid)	33	(361)	(5)
Less: Normalised loan repayment	(852)	(1,402)	(18)
Add: Other non cash items	113	128	2
Total CFe	7,153	14,562	184